Exhibit 3

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

September 12, 2013

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island - Department of Provincial Affairs and Attorney General

Securities Division, Department of Justice - Government of Newfoundland and Labrador

Dear Sir/Madam:

Re:	Denison Mines Corp. (“Denison”)

Filing of Technical Report dated September 6, 2013

I, Allan E. Armitage, Ph.D., P. Geol., do hereby consent to the public filing with the securities regulatory authorities referred to above of the “TECHNICAL REPORT ON THE MINERAL RESOURCE ESTIMATE ON THE J ZONE URANIUM DEPOSIT, WATERBURY LAKE PROPERTY” located in the Athabasca Basin, Northern Saskatchewan dated September 6, 2013 (the “Technical Report”).

I hereby consent to the use of any extracts from, or a summary of, the Technical Report in Denison’s Press Release dated September 12, 2013.

I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release.

Sincerely, /s/ Allan E. Armitage
Allan E. Armitage, Ph.D., P. Geol.
GeoVector Management Inc.
62 Riverfront Way,
Fredericton, New Brunswick